Ricardo Perpetuo Chief Financial Officer and Head of Investor Relations Ricardo.perpetuo@telemigcelular.com.br Phone: 55 61 429-5600

Leonardo Dias Associate Director of Investor Relations Ldias@telepart.com.br Phone: 55 61 429-5673

TELE NORTE CELULAR PARTICIPAÇÕES S.A. REPORTS
FOURTH QUARTER AND YEAR-END 2004 RESULTS

-  Launch of the GSM/EDGE network
-  Client base reached 1.26 million for the year
-  Positive free cash flow of R$66.8 million for the year
-  EBITDA margin at 24% of net service revenues for the year

Brasília, March 07, 2005 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the providers of wireless telecommunications services in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, today announced its fourth quarter and year-end 2004 results. The Company registered net additions of 87,869 and 228,202 for the quarter and for the year, respectively, increasing the client base to 1,256,273. For year-end 2004, EBITDA reached R$107.3 million, representing 24.4% of net service revenues.

Operating Highlights:

Net additions of 87,869 customers in 4Q04

The Company’s customer base reached 1,256,273 during the last quarter of 2004. Quarter-over-quarter, this represents a 7.5% increase in the client base. Year-over-year, this represents a 22.2% increase in the client base. Net additions increased 46.0% when compared to the same period of the previous year, amounting to 87,869 for the quarter. For the year, net additions amounted to 228,202, increasing 162% when compared to 2003.

For the fourth quarter of 2004, prepaid net additions were 65,642, bringing the total prepaid base to 940,233 or 75% of the total base. The postpaid base increased by 22,227 customers, ending the quarter with 316,040 customers, or 25% of the total base.

CLIENT BASE (000)

www.telenorteholding.com.br – 1/14

Churn rates

The blended annualized churn rate increased significantly during the quarter reaching 42.7% due to higher churn rates in the prepaid segment. The increase of the prepaid annualized churn rate in the 4Q04 was already expected, as disclosed in the previous earnings release, and it was a result of a lawsuit that prohibited the Company to churn prepaid clients with expired credits from the base during the second quarter of the year. Such prohibition has not materially impacted the 2Q04 prepaid churn rate, but has decreased it in the 3Q04. The clients that were kept in the base during the 3Q04 were disconnected in the last quarter of the year causing annualized churn rates in the prepaid segment to reach 47.9%.

The churn rates for the postpaid segment, which is responsible for most revenues generated, have decreased to 27.1% from the 28.6% reported in the previous quarter and the 30.2% reported in the same quarter of the previous year.

CHURN RATE (annualized)

SMP Rules

As of August 1, 2004, Amazônia Celular started offering the Long Distance Carrier Selection Code (Código de Seleção de Prestadora – CSP) option to its clients. As a result, clients must choose their carrier for domestic long distance services (VC2 and VC3), as well as for international cellular calls, as required by Personal Mobile Service (Serviço Móvel Pessoal – “SMP”) rules. The Company no longer receives revenues from VC2 or VC3, but now receives interconnection revenues from the use of its network for those calls.

Additionally, the bill & keep rule was adopted for interconnection charges as of August 1, 2004. The rule establishes that payments between the SMP companies for traffic in the same registration area only occur when the traffic balance between any two companies is lower than 45% or exceeds 55%.

The 4Q04 was the first quarter to be entirely impacted by the introduction on the SMP rules.

Operating revenues

Net service revenues were affected by the implementation of the aforementioned SMP rules, totaling R$100.6 million for the quarter, representing a decrease of 4.1% over the previous quarter. The revenues for the 3Q04 were impacted by the SMP rules only for the months of August and September. If we adjust the 3Q04 net service revenues to fully reflect the impact of the new rules, we would reach pro-forma net service revenues of R$100.6 million. Thus, considering the pro-forma result of the 3Q04, net service revenues remained stable quarter-over-quarter.

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Net equipment revenues for the quarter totaled R$17.3 million, an increase of 6.2% when compared with the 3Q04. This increase was related to higher equipment sales during the Christmas season.

As a result, total net revenues were R$117.9 million for the quarter, 2.7% lower when compared with the previous quarter.

For the year, net service revenues were R$440.4 million, a decrease of R$13.5 million or 3.0% when compared to 2003 due to the implementation of SMP rules since August 1, 2004. Net equipment revenues decreased by R$8.9 million or 13.3%. Consequently, total net revenues amounted to R$498.8 million, decreasing by R$22.5 million or 4.3% when compared to the previous year.

Data revenues represented 2.7% of net services revenues for the quarter and 3.3% for the year.

For the last quarter of the year, handset subsidies for client acquisitions were R$11.8 million or R$54.9 per gross addition, 24.8% higher than the R$44.0 registered in the same period of the previous year. For 2004, handset subsidies reached R$27.9 million or R$45.6 per gross addition.

Operating costs and expenses

Cost of services for the 4Q04 totaled R$29.9 million, 7.7% lower when compared to the previous quarter. The decrease is primarily associated with the full impact of the bill & keep rule in the last quarter of the year, which led to lower interconnection costs.

Selling and marketing expenses for the quarter totaled R$39.6 million, up 39.5% quarter-over-quarter. This increase is mainly due to launch of the new GSM/EDGE network associated with higher promotions and advertising expenses and to the Christmas season sales campaigns in the quarter. For the year, selling and marketing expenses were 22.3% higher than 2003.

Customer acquisition cost for the fourth quarter of 2004 decreased to R$184 from the R$199 reported in the 3Q04. For the year, customer acquisition costs increased to R$178 when compared to the R$171 registered in the previous year, representing a small increase of 4.1%. The Company was able to post considerable customer base growth in 2004 while keeping customer acquisition costs under control. Retention costs as a percentage of net service revenues for the 4Q04 and for the year were 10.3% and 11.1%, respectively.

G&A expenses were positively impacted in the 4Q04 as a result of the reversal of a provision for contingency related to VAT (value added tax) in the amount of R$8.3 million. Excluding this non-recurring event, G&A expenses for the fourth quarter of 2004 would have reached R$10.0 million or 10% of net service revenues.

Bad debt as a percentage of net service revenues has decreased to 3.9% when compared to the 4.9% reported in the previous quarter. This decrease is associated with billing and collection campaigns that were successfully implemented during the quarter. When calculated against total net revenues, bad debt reached 3.4% during the 4Q04 compared to 4.3% in the previous quarter. For 2004, bad debt was 4.7% of net service revenues. When calculated against total net revenues, bad debt totaled 4.1% for the year. It should be noted that bad debt has been consistently decreasing since the second quarter of 2004.

www.telenorteholding.com.br – 3/14

BAD DEBT (R$ millions)

Average revenue per user (ARPU)

Postpaid ARPU (average revenue per user) decreased to R$71.7 in the 4Q04 compared to the R$80.5 registered in the 3Q04. The decrease is primarily explained by lower outgoing minutes per client and to the aforementioned impact of the SMP rules in the 4Q04.

Prepaid ARPU decreased to R$10.9 in the 4Q04 from the R$12.6 reported in the 3Q04, despite MOU remained fairly stable. Once again, the decrease can be mainly attributed to impact of the SMP rules in the quarter.

As a result, blended ARPU for the last quarter of the year decreased R$3.4 or 11.4%, reaching R$26.2, compared to the R$29.6 registered in the 3Q04. For the year, blended ARPU decreased to R$31.8 when compared to the R$37.2 reported for the previous year.

ARPU (R$)

Market share estimated at 34.2%

Market share was estimated at 34.2% compared to the 35.5% registered in the previous quarter. Gross sales share for the 4Q04 was an estimated 32.1%, representing an increase of 0.6 p.p. when compared to the previous quarter.

www.telenorteholding.com.br – 4/14

EBITDA margin of 24.4% of net service revenues for the year

EBITDA and EBITDA margin (excluding handsets revenues) for the fourth quarter of 2004 reached R$13.7 million and 13.6%, respectively. Year-to-date, EBITDA and EBITDA margin reached R$107.3 million and 24.4%, respectively.

EBITDA (R$ millions)

Depreciation and amortization

For the 4Q04, depreciation and amortization totaled R$24.8 million, in line with the previous quarter. For 2004, depreciation and amortization reached R$98.4 million, remaining stable when compared to the previous year.

Net financial expense of R$18.0 million for the year

	R$ millions

	4Q04	YTD
Interest Expense(a)	(21.6)	(57.9)
Interest Income(b)	4.2	22.1
Foreign Exchange Gain (Loss)(c)	17.1	17.8
Net Financial Gain (Expense)	(0.3)	(18.0)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), and taxes on interest income; b) Interest income: includes results of cash investing activities and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

www.telenorteholding.com.br – 5/14

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION (NET OF TAXES*)

	R$ millions

	4Q04	YTD
Expense related to debt denominated in foreign currency	12.1	(2.6)
Gain (loss) on hedging operations	(13.6)	(23.9)
Sub-total	(1.5)	(26.5)
Expense related to debt denominated in Reais	(1.3)	(6.6)
Financial expense (debt related)	(2.8)	(33.1)
Net financial expense (not related to debt)**	(0.7)	(2.0)
Sub-total	(3.5)	(31.1)
Interest income – cash investing activities	(3.2)	(13.1)
Net Financial Income (Expense)	(0.3)	(18.0)
* Net of PIS/COFINS on interest income. ** Net financial expenses not related to debt are primarily associated with taxes such as CPMF, PIS, COFINS and IOF.

Net loss of R$2.7 million for the year

The net result for the 4Q04 was negative in R$3.3 million, or R$0.498 per ADS (R$0.010 per thousand shares). For the year, net result was negative in R$2.7 million, or R$0.397 per ADS (R$0.008 per thousand shares).

Total debt of R$285.9 million

Total debt was R$285.9 million, 88% of which was denominated in foreign currencies (82% denominated in US Dollars and 6% denominated in a currency basket index from BNDES). From total debt denominated in foreign currency, 52% was hedged by year-end.

Net debt of R$197.9 million

As of December 31, 2004, the Company’s indebtedness was partially offset by cash and cash equivalents (R$107.2 million) but was impacted by accounts payable from hedging operations (R$19.2 million), resulting in net debt of R$197.9 million.

NET DEBT (R$ millions)

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Investments totaled R$152.0 million for the year

During the fourth quarter of 2004, Amazônia Celular’s capital expenditures were R$86.4 million. For the year, investments totaled R$152.0 million. The significant increase in capital expenditures over the previous quarter is related to the deployment of the GSM/EDGE network.

CAPEX breakdown

CAPEX (R$ millions)	4Q03	1Q04	2Q04	3Q04	4Q04	2004

Network	7.1	14.1	7.1	36.3	65.6	123.0
IS/IT	2.6	2.5	1.3	0.5	15.8	20.1
Others	0.8	0.2	1.0	2.7	5.0	8.9
T O T A L	10.5	16.8	9.4	39.5	86.4	152.0

Debt payment schedule

Year	R$ millions	% denominated in foreign currency

2005	125.1	73%
2006	12.1	100%
2007	10.7	100%
2008	10.6	100%
2009 and beyond	127.4	100%

Positive free cash flow

Free cash flow for the quarter was a positive R$39.7 million. For the year, free cash flow amounted to a positive R$66.8 million, compared to the R$70.1 million reported for 2003.

Financial ratios

Ratios	4Q03	1Q04	2Q04	3Q04	4Q04

Net Debt/EBITDA(1) =	1.62	1.50	1.59	1.66	1.84
Net Debt/Total Assets =	38%	33%	32%	33%	25%
Interest Coverage Ratio(1) =	4.9	6.5	7.0	6.5	5.2
Current Liquidity Ratio =	0.6	1.1	1.0	0.9	0.8
(1) Last twelve months.

GSM/EDGE network

Amazônia Celular started operating with the GSM/EDGE technology on November 28th, 2004. This is the most advanced GSM network in Brazil and its deployment was completed in record time, only seven months. The Company has the greatest GSM/EDGE coverage in its area of operation.

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The Company is committed to maintain the TDMA network with the same quality standard, coverage and all the services currently offered and shall continue like this whilst there is a market and/or clients interested in using this technology. The clients will have the option to choose and when they wish to migrate to the GSM/EDGE, they may do so without changing their phone number.

ISO 14001

During 2004 the Company implemented an environmental management system that allowed it to obtain the ISO 14001 certification in the beginning of 2005. Amazônia Celular and Telemig Celular are the only telecommunications companies in South America to hold such certification.

Outlook

Amazônia Celular expects mobile penetration, within the Company’s area, to increase from the current level of 22% to 23-24% by first quarter of 2005. For the first quarter of the year, Amazônia Celular expects to maintain gross sales share at approximately 30%. Net additions are expected to primarily from prepaid customers. ARPUs for both postpaid and prepaid customers are expected to slightly decrease due to seasonality. Bad debt, as a percentage of net service revenues, is expected to be approximately 5.0% to 6.0% for the 1Q05. Capital expenditures for the year should reach approximately R$120 million.

******************************

www.telenorteholding.com.br – 8/14

For additional information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department
Ricardo Perpetuo / Leonardo Dias / Renata Pantoja / Fernanda Ribeiro
Phones: (55 61) 429-5600/5673/5616/ 5617
Fax: (55 61) 429-5626
E-mail:  ri@telepart.com.br

NEXT EVENTS

Conference Call
Phone: 1 (973) 409-9258
Date: March 08, 2005
Time: 12:00 p.m. (EDT) / 02:00 p.m. (Brasilia)
APIMEC SP
Venue: Renaissance Hotel
Date: March 08, 2005
Time: 04:00 p.m.
APIMEC RJ
Venue: Centro de Convençõoes Bolsa do Rio
Date: March 09, 2005
Time: 05:30 p.m.
APIMEC BH
Venue: Telemig Celular S.A.
Date: March 10, 2005
Time: 6:00 p.m.

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company’s management. The words “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects” and “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company’s operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government’s telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company’s current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br – 9/14

OPERATIONAL DATA

	2003		2004
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	Var.% (4Q04/3Q04)
Licensed Pops (in millions)	16,4	16,4	16,4	16,4	16,4	16,7	16,7	1,6%
Clients	1.028.071	1.028.071	1.021.847	1.073.091	1.168.404	1.256.273	1.256.273	7,5%
Postpaid	295.094	295.094	281.768	277.610	293.813	316.040	316.040	7,6%
Prepaid	732.977	732.977	740.079	795.481	874.591	940.233	940.233	7,5%
MOU Incoming								0,0%
Postpaid	68	71	59	65	73	74	68	0,9%
Prepaid	41	42	33	31	27	27	30	1,0%
MOU Outgoing								0,0%
Postpaid	142	132	134	143	137	125	134	-9,0%
Prepaid	12	10	10	10	10	9	9	-10,3%
Total Outgoing Traffic (Million of Minutes)	146,2	508,0	138,0	140,9	141,1	135,8	555,7	-3,7%
Total Incoming Traffic (Million of Minutes)	144,9	578,8	124,0	124,9	131,9	140,7	521,5	6,7%
Average Revenue per User - ARPU (R$)	39,5	37,2	36,2	36,2	29,6	26,2	31,8	-11,4%
Postpaid	87,8	83,2	84,5	89,1	80,5	71,7	81,2	-10,9%
Prepaid	20,3	19,4	17,3	16,8	12,6	10,9	14,2	-13,7%
Service Revenues (R$ 000)								0,0%
Monthly Fee	22.771	85.473	21.235	22.386	22.555	21.822	87.999	-3,3%
Outgoing Traffic	44.247	145.806	47.089	44.274	39.705	41.987	173.055	5,7%
Incoming Traffic	50.345	196.602	45.185	46.794	37.987	30.765	160.731	-19,0%
Other	7.166	26.019	3.679	4.252	4.646	5.992	18.568	29,0%
TOTAL	124.530	453.900	117.188	117.706	104.893	100.567	440.355	-4,1%
Data Revenues (% of net serv. revenues)	2,9%	2,5%	2,7%	3,0%	3,3%	2,7%	2,3%	-0.6 p.p.
Cost of Services (R$ 000)								0,0%
Leased lines	4.582	18.908	4.942	5.405	6.109	6.085	22.540	-0,4%
Interconnection	23.382	76.105	24.797	25.828	11.893	5.663	68.181	-52,4%
Rent and network maintenance	4.758	17.986	5.307	5.542	5.011	6.429	22.289	28,3%
FISTEL and other taxes	5.827	18.703	4.364	5.842	6.935	6.732	23.873	-2,9%
Other	3.101	12.349	2.859	1.256	2.416	4.951	11.482	105,0%
TOTAL	41.650	144.050	42.269	43.872	32.364	29.860	148.365	-7,7%
Churn - Annualized Rate	31,6%	33,2%	38,1%	36,5%	23,8%	42,7%	35,3%	18.9 p.p.
Postpaid	30,2%	32,4%	37,9%	36,8%	28,6%	27,1%	32,5%	-1.5 p.p.
Prepaid	32,2%	33,5%	38,2%	36,4%	22,3%	47,9%	36,3%	25.6 p.p.
Cost of Acquisition (R$)	176	171	163	153	199	184	178	-7,3%
Retention Costs (% of net serv. revenues)	8,0%	10,5%	9,4%	11,5%	13,2%	10,3%	11,1%	-2.9 p.p.
CAPEX (R$ millions)	10,5	26,1	16,8	9,4	39,5	86,4	152,0	118,6%
Number of locations served	203	203	209	208	209	212	212	1,4%
Number of cell sites	401	401	412	413	412	711	711	72,6%
Number of switches	11	11	11	11	11	11	11	0,0%
Headcount	806	806	909	800	786	816	816	3,8%
Market Share	43%	43%	39%	37%	35%	34%	34%	-1.0 p.p.

www.telenorteholding.com.br – 10/14

INCOME STATEMENT (BR GAAP)

								(in R$ 000)
	2003		2004
	4th Quarter	YTD	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	YTD	Var. % (3Q04/2Q04)

Service Revenues - GROSS	168,500	594,306	165,155	159,699	148,454	142,807	616,115	-3.8%
Equipment Revenues - GROSS	28,372	88,784	16,251	19, 210	22,342	24,387	82,190	9.2%
Total Revenues - GROSS	196,872	683,090	181,406	178,909	170,796	167,194	698,305	-2.1%
Taxes	(50,637)	(161,765)	(52,876)	(47,675)	(49,598)	(49,314)	(199,462)	-0.6%
								0.0%
								0.0%
Service Revenues - NET	124,530	453,900	117,188	117,706	104,893	100,567	440,353	-4.1%
Equipment Revenues - NET	21,705	67,425	11,342	13,528	16,305	17,314	58,489	6.2%
Total Revenues - NET	146,235	521,325	128,530	131,234	121,198	117,881	498,843	-2.7%
								0.0%
								0.0%
Cost of Services	41,650	144,050	42,269	43,872	32,364	29,860	148,365	-7.7%
Cost of Equipment	27,758	82,825	14,142	18,669	24,537	29,073	86,421	18.5%
Selling & Marketing Expenses	21,790	91,645	19,527	24,577	28,391	39,601	112,096	39.5%
Bad Debt Expense	1,620	8,984	4,875	6,531	5,158	3,953	20,517	-23.4%
General & Administrative Expenses	7,751	44,105	10,532	8,200	3,690	1,731	24,153	-53.1%
								0.0%
								0.0%
EBITDA	45,666	149,716	37,185	29,385	27,058	13,663	107,291	-49.5%
%	36.7%	33.0%	31.7%	25.0%	25.8%	13.6%	24.4%	-12.2 p.p.
								0.0%
								0.0%
Depreciation & Amortization	23,642	99,151	24,023	25,204	24,327	24,821	98,375	2.0%
Interest Expense(1)	13,925	110,773	11,060	7,605	17,656	21,635	57,955	22.5%
Interest Income	(1,867)	(13,229)	(4,230)	(13,023)	(619)	(4,241)	(22,113)	585.2%
Foreign Exchange Loss	(2,382)	(55,207)	3,770	18,655	(23,221)	(17,051)	(17,847)	-26.6%
Others	2,304	3,977	1,108	1,408	1,315	(3,652)	178	-377.7%
Income Taxes	3,433	(1,719)	(369)	(3,512)	1,342	(3,243)	(5,782)	-341.6%
Minority Interests	2,542	2,194	501	(1,302)	1,250	(1,265)	(816)	-201.2%
								0.0%
								0.0%
Net Income	4,069	3,776	1,322	(5,650)	5,008	(3,340)	(2,660)	-166.7%
								0.0%
								0.0%
Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	0.012	0.011	0.004	(0.017)	0.015	(0.010)	(0.008)	-166.7%
Earnings per ADS (R$)	0.607	0.563	0.197	(0.843)	0.747	(0.498)	(0.397)	-166.7%
								0.0%
								0.0%

(1) Interest paid: 4Q03 - R$5,961 thousand; 1Q04 - R$4,917 thousand; 2Q04 - R$4,541 thousand; 3Q04 - R$6,057 thousand; and, 4Q04 - 5,225 thousand.

www.telenorteholding.com.br – 11/14

BALANCE SHEET (BR GAAP)

					(in R$ 000)
	4Q04	3Q04		4Q04	3Q04

Current Assets			Current Liabilities
Cash & cash equivalents	99,879	60,134	Loans & Financing	125,048	140,274
Accounts Receivable	91,060	91,520	Loan Interest	5,427	3,284
Taxes Receivable	40,993	33,003	Suppliers	162,887	62,968
Other Assets	30,620	35,370	Taxes Payable	10,385	8,627
	262,552	220,027	Dividends	1,082	1,090
			Other Current Liabilities	16,186	15,437
				321,015	231,680
Long-term Assets	76,608	77,748
			Loans & Financing	160,826	146,683
Deferred Assets	–	–
			Other Long-term Liabilities	38,698	33,611
Plant & Equipment
Cost	930,342	846,362	Minority Interest	57,231	58,496
Accum Depreciation	(446,952)	(445,547)
	463,390	400,815	Shareholders' Equity	224,780	228,120

	802,550	698,590		802,550	698,590

DEBT POSITION (BR GAAP)

				(in R$ 000)
	4Q04
Debt	R$	US$	Currency Basket Index	Total

Short term	33,860	74,435	16,753	125,048
Long Term	–	159,430	1,396	160,826
Total	33,860	233,865	18,149	285,874

www.telenorteholding.com.br – 12/14

CASH FLOW (BR GAAP)

		(in R$ 000)
	4Q04	YTD
Operating Activities:
Loss for the period	(3,639)	(2,959)

Adjustments to reconcile net income (loss) to net cash provided by operating cash activities

Depreciation and amortization	24,821	98,375

Monetary variation and foreign exchange loss (principal)	(16,466)	(15,695)

Unrealized income on hedging operations	8,327	14,062

Deferred income taxes and social charges	(270)	(6,133)

Minority interest	(1,365)	(916)

Other	(6,233)	(5,486)

Changes in operating assets and liabilities	105,472	121,473

Net cash provided by operating activities	110,647	202,721

Investing Activities:
Proceeds from sale of property, plant and equipment	98	218

Capital expenditures	(86,375)	(152,040)

Net cash used in investing activities	(86,277)	(151,822)

Financing Activities:
New loans	54,442	213,909

Amortization of loans	(39,059)	(166,392)

Payment of dividends and interest on capital	(8)	(6,621)

Net cash provided by financing activities	15,375	40,896

Net increase in cash and cash equivalents	39,745	91,795

Cash and cash equivalents, beginning of the period	60,134	8,084

Cash and cash equivalents, end of the period	99,879	99,879

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GLOSSARY OF KEY INDICATORS

I) Average Customers

a)    Average customers – monthly

Sum of customers at the beginning and the end of the month
2

b)    Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a)    Churn % quarterly

Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b)     Churn % – year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activations in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses*
–Minority Interests – Working Capital Variation)

* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( (DELTA) Current Assets – (DELTA) Cash & Cash Equivalents ) –
((DELTA) Current Liabilities – (DELTA) Short Term Loans and Financing —(DELTA) Loan Interest — (DELTA) Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

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